LOWENSTEIN SANDLER LLP

1251 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10020

November 12, 2014

VIA EDGAR AND OVERNIGHT COURIER

Amanda Ravitz

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. - Mail Stop 3561

Washington, D.C. 20549

Re:	Presbia PLC

Registration Statement on Form S-1

Filed October 9, 2014

CIK No. 1591096

Dear Ms. Ravitz:

On behalf of Presbia PLC (referred to as “Presbia” or as the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) amendment no. 2 (the “Amendment”) to the above-referenced registration statement on Form S-1 (the “Registration Statement”) relating to Presbia’s initial public offering. The Registration Statement has been revised in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Commission contained in your letter, dated November 5, 2014, and to reflect other updating changes. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the Amendment and a copy marked to show all changes from the Registration Statement filed on October 9, 2014.

The Staff’s comments have been retyped in italics below, and are followed by responses based on information provided to us by Presbia. Unless otherwise specified, all page numbers referenced in our responses refer to the marked copy of the Amendment (as distinguished from page references in the Staff’s comments, which refer to the Registration Statement).

Our Business, page 2

1. We note your response to prior comment 1 and your revised disclosures on pages 3 and 44. Please revise your discussion on page 3 to disclose the second sentence of your response to prior comment 1. Disclose how much it will cost to complete the pivotal trial so that investors will understand the extent to which you rely on increased revenues in future periods to complete this trial. Please also revise your Liquidity and Capital Resources discussion on page 63 to disclose the role that revenues will serve to fund your business operations in future periods.

Response: The referenced disclosure has been updated to clarify that the anticipated cost to complete the U.S. staged pivotal clinical trial is approximately $20 million, that the Company intends to use approximately $20 million of the net proceeds of the offering to complete the U.S. staged pivotal clinical trial, and that the proceeds from the Company’s initial public offering are expected to be sufficient to fund the Company’s general operations through the completion of its U.S. staged pivotal clinical trial (see pages 3 and 52). The Company does not expect that it will need to rely on future revenues to complete its U.S. staged pivotal clinical trial or to fund its operations through the completion of its U.S. staged pivotal clinical trial.

Summary Combined Financial Data, page 9 and Combined Selected Financial Data, page 50

2. Please also present your net loss per share.

Response: The Company has added the net loss per share information (see pages 9 and 50).

Regulatory Requirements Outside of the United States, page 87

3. In light of your response to prior comment 2 and your revised disclosure on page 29, please revise your regulatory discussion to address specifically the regulatory requirements in both China and India.

Response: The Amendment has been updated to address the regulatory requirements in China and India (see pages 28-29).

Principal Shareholders, page 107

4. We note your disclosure on page 8 concerning Presbia Holdings’ indication of interest to purchase up to 15% of the ordinary shares in the offering. Please revise your discussion to highlight Mr. Ressler’s post-offering beneficial holdings assuming that Presbia Holdings purchases 15% of the shares in the offering.

Response: The Amendment has been updated to disclose Mr. Ressler’s post-offering holdings assuming that Presbia Holdings purchases 15% of the aggregate shares offered in the offering (see page 109). The specific numbers will be inserted when the number of shares to be offered is inserted in the prospectus.

Financial Statements, page F-1

5. Please disclose the rights and preferences of the ordinary shares and the Euro shares, and the deferred shares in your interim statements. Refer to FASB ASC 505-10-50-3. Also, please explain how you considered the Euro shares in your calculation of net loss per share.

Response: As of September 30, 2014, the Company’s share capital consisted solely of 40,000 authorized and issued ordinary shares, which were issued for €1.00 each upon formation of Presbia PLC on February 6, 2014 (the “Euro Ordinary Shares”). As of September 30, 2014 the 350,000,000 ordinary shares of $0.001 each (the “Ordinary Shares”) and the 50,000,000 preferred shares of $0.001 each (the “Preferred Shares”) had not yet been authorized by the Company. As described in the first paragraph of “Description of Share Capital” on Page 111, prior to the completion of the Company’s initial public offering, it intends to amend its memorandum and articles of association, resulting in the authorization of the Ordinary Shares and the Preferred Shares. In addition, as described in the first paragraph of “Description of Share Capital” on Page 111, upon the completion of this offering, the Euro Ordinary Shares will be re-designated as deferred shares (the “Deferred Shares”)

Pursuant to FASB ASC 505-10-50-3, the interim financial statements (see Note 4, page F-29) included in the Amendment discloses the rights and preferences of the Euro Ordinary Shares issued in February 2014 and outstanding as of September 30, 2014, as well as the 12,000,000 Ordinary Shares to be issued in connection with the 2014 Capital Contribution described in Note 1 (see page F-25) because those 12,000,000 Ordinary Shares are reflected in the computation of net loss per share in the Amendment. The rights and preferences of the Deferred Shares, into which the Euro Ordinary Shares are expected to be re-designated upon the closing of the offering, are not disclosed in the notes to the interim financial statements because the re-designation has not occurred and such shares were not authorized, issued or outstanding as of September 30, 2014.

In calculating the Company’s net loss per share presented in the interim financial statements for the nine months ended September 30, 2014, both the Euro Ordinary Shares issued upon formation of Presbia PLC on February 6, 2014 (40,000 shares issued; 34,725 shares on a weighted-average outstanding basis) and the Ordinary Shares to be issued in connection with the 2014 Capital Contribution (12,000,000 Ordinary Shares, all of which are reflected as issued and outstanding from the earliest period presented for purposes of computing net loss per share) are ordinary shares (with similar rights and preferences) and hence treated as a single share class. The Company describes the net loss per share determination in Note 2 (see page F-27).

Prior to completion of the Company’s initial public offering, when the Company amends its memorandum and articles of association, resulting in the re-designation of the Euro Ordinary Shares as Deferred Shares, such shares will no longer have rights to earnings or dividends and therefore should not be included in the denominator for purposes of computing net loss per share on a prospective and retrospective basis. The Company considers the foregoing re-designation akin to a stock split such that it is required to retrospectively remove the weighted-average share impact of the 40,000 Deferred Shares from the net loss per share computation for all previously impacted historical periods. Please note that the number of Euro Ordinary Shares to be re-designated as Deferred Shares (40,000) is small compared to the 12,000,000 Ordinary Shares included in the net loss per share computation, and as a result, such shares are immaterial to the computation of net loss per share for the financial statements included in the Amendment. Excluding the impact of the 40,000 Euro Ordinary Shares that will be re-designated as Deferred Shares from the interim financial statements for the nine-month periods ended September 30, 2014 and 2013 would not change the net loss per share amounts reported in the Amendment.

Exhibit 1.1

6. We refer to Exhibit A-2 and note that this lock-up agreement defines Presbia Holdings as the “Company” and, as such, the term “Shares” appears to relate to shares of Presbia Holdings as opposed to shares of the registrant, Presbia PLC. Accordingly, please file a revised agreement that clarifies the shares that are the subject of the lock-up agreement, or advise.

Response: Please note that Presbia PLC and each of its officers, directors and holders of all of its outstanding ordinary shares have entered into a lockup agreement with Jefferies LLC that relates to the ordinary shares of Presbia PLC. In addition, each of Ralph Thurman, Richard Ressler, Vladimir Feingold, Zohar Loshitzer, John Jacob Vander Zanden and Mark Blumenkranz, as well as certain of their affiliated entities, have entered into a lockup agreement with Jefferies LLC that relates to the outstanding equity interests in Presbia Holdings. The Company has clarified the nature of these lockup agreements in the Amendment (see page 132).

Exhibit 5.1 and 8.2

7. Purchasers of securities in the offering are entitled to rely on counsel’s opinion. Please have counsel revise the opinion to remove the limitation on reliance contained in section 1.3. Refer to section II.B.3.d of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response: Section 1.3 of the opinion has been revised to expressly state that it may be relied upon by all persons who are entitled to rely on the opinion under the United States federal securities laws.

8. We refer to section 1.4. Please tell us the purpose of this qualification and how it relates to the legality of the securities. Please refer to section II.B.3.a of Staff Legal Bulletin No. 19.

Response: Section 1.4 of the opinion has been deleted.

9. We refer to section 1.6(b), the paragraph that follows 1.6(b), section 1.8, and section 1.12. Investors are entitled to rely on the opinion and should not bear the risk that counsel may have failed to review all documents or to conduct all searches that would that would have bearing on the legality of the securities. Please refer to section II.B.3.a of Staff Legal Bulletin No. 19 and have counsel remove these sections from the opinion.

Response: The former Section 1.6(b), as well as the paragraph that followed the former Section 1.6(b), have been deleted from the opinion. The limitation that appeared in the former Section 1.8 (now Section 1.6) has also been eliminated. The former section 1.8 (now Section 1.6) and the former Section 1.12 (now Section 1.10) now merely state what Irish counsel has reviewed. Further, in Section 1.10, Irish counsel has expressly stated that the documents that it has reviewed are the documents customarily reviewed by legal advisers in Ireland.

10. Please tell us the purpose of each qualification contained in section 1.7 and explain how each one relates to the legality of the securities.

Response: The former Section 1.7 has been deleted.

11. We refer to section 2.2. Counsel must opine on all material tax consequences of the offering, not merely the accuracy of the description in the prospectus. In contrast, we note that section 2.2 states that counsel’s tax opinion is a summary of laws that is correct in all material respects. Please refer to section III.C.2 of Staff Legal Bulletin No. 19 and have counsel revise section 2.2 of its opinion accordingly. Please also have counsel revise the second paragraph of its tax opinion on page 132 to remove the reference to its tax opinion as “a general guide” which we view as counsel improperly limiting investor reliance on the opinion.

Response: Section 2.2 has been revised to eliminate the suggestion that counsel is providing a summary of Irish tax laws. The referenced disclosure on page 132 has been removed (see page 134).

12. We refer to the list of assumptions contained in Schedule I. Please refer to section II.B.3.a of Staff Legal Bulletin No. 19 and have counsel remove the following items from the schedule: Items 7, 13, 16, 27-30. Alternatively, please provide an analysis that explains why each assumption is both necessary and appropriate to the opinion. After reviewing any analyses that you provide in response, we may have additional comments.

Response: Section 2.2 has been revised to indicate that Irish counsel is opining on the material Irish tax consequences of owning and disposing of the shares to be issued in the offering.

Exhibit 8.1

13. We refer to the fifth paragraph of the opinion. Counsel must opine on the tax consequences of the offering, not merely the accuracy of the description in the prospectus. Please refer to section III.C.2 of Staff Legal Bulletin No. 19 and have counsel revise its opinion accordingly.

Response: Exhibit 8.1 has been revised to opine on the tax consequences of the offering.

Please call the undersigned (212-204-8697) or my colleague Michael Lestino (973-597-6244) if you wish to discuss any of the Company’s responses to the Comment Letter.

Very truly yours,

/s/ Peter H. Ehrenberg

cc:	Mr. Zohar Loshitzer

Michael B. Lestino, Esq.

Donald Murray, Esq.

Matthew Gehl, Esq.